September 23, 2024

Hassan R. Baqar
Chief Financial Officer
FG Merger II Corp.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

       Re: FG Merger II Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 23, 2024
           File No. 333-275155
Dear Hassan R. Baqar:

         We have reviewed your amended registration statement and have the following comments. It appears you have included disclosure intended to address the new rules and amendments relating to special purpose acquisition companies effective July 1, 2024. As you initially filed your registration statement on October 24, 2023, please note that the comments in this letter referring to Subpart 1600 of Regulation S-K reflect your choice to comply voluntarily with these new rules.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed August 23, 2024 Cover Page

1. Please state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters,
       may result in a material dilution of the purchasers    equity interests.
Please provide a
       cross-reference highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to compensation. See Item 1602(a)(3) of Regulation
       S-K.
 September 23, 2024
Page 2
2. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters as one group, and purchasers in the offering as another group. See Item 1602(a)(5) of Regulation S-K. Summary, page 1

3. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 69 and 70. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure on page F-7 that you will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting fees, of at least $5,000,000 upon or immediately prior to such consummation of a Business Combination. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to
Item 1602 of
       Regulation S-K.
Prior SPAC Experience, page 7

4. When discussing involvement with other SPACs, please revise to balance your disclosure.
       For example, with respect to the completed de-SPAC, please revise to disclose additional information regarding the de-SPAC transactions, including the financing needed for the transactions. In addition, revise your disclosure here to discuss the high level of competition you may face in pursuing business combination transaction candidates, which you discuss on page 34, and also explain that the competition may negatively impact the acquisition terms you are able to negotiate.
Initial Business Combination, page 9

5. We note that you may extend the time to complete a business combination beyond 24 months. Please also disclose that there is no limit on the number of extensions that you may seek and that you do not expect to extend the time period to consummate our initial business combination beyond 36 months from the closing of this offering, as disclosed on page 32. See Item 1602(b)(4) of Regulation S-K.
Sourcing of Potential Initial Business Combination Targets, page 10

6. Please revise the disclosures outside of the table to describe the extent to which the compensations and/or the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers' equity interests. See Item
       1602(b)(6) of Regulation S-K.
7. You state that you do not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination. We also note that you state that you expect to focus your search on businesses in the financial services industry in North America. Please expand your disclosures to explain the basis for this belief, and in particular, specifically address in
       your explanation Mr. Swets    obligations to FG Merger III Corp. which
in its initial public
       offering registration statement, stated that it intends to focus its search for a target
 September 23, 2024
Page 3

       business in the financial services industry in North America. We also note that FG
       Acquisition Corp., of which Mr. Swets is the CEO, indicates on its website that it intends to focus its search for a target in the financial services sector. Founder shares, page 16

8. Please revise to clarify whether the sponsor may receive additional securities pursuant to any anti-dilution adjustments.
9. Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 30, to clarify if any public shares sold in this offering would be required to approve the business combination if the over-allotment option is exercised and quorum is present at the meeting.
Conflicts of interest, page 28

10. Please revise your disclosure in this section to clearly state the conflicts with purchasers in the offering. See Item 1602(b)(7) of Regulation S-K.
11. Please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. See
Item 1602(b)(7)
       of Regulation S-K.
Risk Factors, page 30

12. We note the disclosure on page 121 and elsewhere that in order to facilitate your initial business combination or a PIPE financing or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Dilution, page 68

13. Please revise to clarify whether one of the assumptions used to calculate dilution is that no additional securities will be issued in connection with additional financing to facilitate an initial business combination. Please also expand your disclosure to highlight that you may need to do so as you intend to seek an initial business combination with a target company with an enterprise value significantly greater than the net proceeds of the offering and the sale of private units, as stated on page 11.
Proposed Business, page 85

14. Please revise the table on page 85 to disclose the lock-up agreement with the underwriter.
       See Item 1603(a)(9) of Regulation S-K.
 September 23, 2024
Page 4
Financial Statements
Note 2. Summary of Significant Accounting Policies
Deferred Offering Costs, page F-9

15. We note your deferred offering costs include audit expense. Please tell us the nature and amount of the expense. Include within your response how the company determined the expense represents a deferred offering cost and cite all relevant accounting literature within your response.
Exhibits and Financial Statement Schedules
Amended and Restated Articles of Incorporation, page II-4

16. We note that the amended articles refer to a 15-month period to complete an initial business combination or 18 months if extended. Please revise or advise.

        Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso